Filed pursuant to Rule 424(b)(3)

Registration No. 333-290723

PROSPECTUS SUPPLEMENT No. 8

(to Prospectus dated October 27, 2025)

USA RARE EARTH, INC.

This prospectus supplement updates, amends and supplements the prospectus dated October 27, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-290723). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in:

●	our Current Report on Form 8-K filed with the SEC on March 12, 2026, excluding Item 7.01 and Exhibit 99.1, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

USA Rare Earth, Inc.’s Common Stock is listed on the Nasdaq Stock Market LLC under the symbol “USAR”. On March 11, 2026, the closing price of our Common Stock was $21.09 per share.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 12, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2026

USA Rare Earth, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41711	98-1720278
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 W. Airport Road, Stillwater, OK 74075

(Address of Principal Executive Offices) (Zip Code)

(813) 867-6155

(Registrant’s telephone number, including area code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	USAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

Resignation of Director; Appointment of Director

On March 9, 2026, Tready Smith resigned from the Board of Directors (the “Board”) of USA Rare Earth, Inc. (the “Company”), and the Board subsequently appointed Thomas Caulfield as a director of the Company, filling the vacancy resulting from Ms. Smith’s resignation, such that the Board continues to have a total of eight directors serving on the Board. Additionally, the Board appointed Dr. Caulfield to serve as a member of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board, effective upon his appointment to the Board. Ms. Smith’s resignation did not result from any disagreement with the Company.

Dr. Caulfield is the Executive Chairman of GlobalFoundries (Nasdaq: GFS) and previously served, from 2018 to 2025 as the President and Chief Executive Officer of GlobalFoundries. Dr. Caulfield also serves as a board member of Sandisk Corp. The Board has determined that Dr. Caulfield qualifies as an independent director for service on the Board and the committees to which he was assigned under Nasdaq Listing Rules. Dr. Caulfield will participate in the Company’s standard director compensation program as described in the Company's Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission on February 3, 2026, except that Dr. Caufield’s compensation will be awarded solely in equity and not in cash, unless otherwise elected by Dr. Caufield.

Item 7.01 Regulation FD Disclosure.

On March 12, 2026, the Company issued a press release announcing both the appointment of Dr. Caufield and resignation of Ms. Smith. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

The information provided under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is “furnished” and shall not be deemed “filed” with the SEC or incorporated by reference in any filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 8.01. Other Events.

On March 9, 2026, the Board determined that the date for its 2026 Annual Meeting of Shareholders will be June 3, 2026. The time and other meeting details for the 2026 Annual Meeting of Shareholders will be set forth in the Company’s proxy statement for the 2026 Annual Meeting, which will be filed with the SEC prior to the 2026 Annual Meeting.

Because this will be the Company’s first annual meeting of shareholders, shareholders who wish to present a proposal to be considered for inclusion in the Company’s proxy materials pursuant to Rule 14a-8 under the Exchange Act for the 2026 Annual Meeting of Shareholders must submit such proposal to the Company’s Secretary by April 1, 2026, which the Company has determined to be a reasonable time before the Company expects to begin printing and sending the proxy materials. Any such proposal must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

The following exhibits are attached with this current report on Form 8-K:

Exhibit No.	Description
99.1	Press Release, dated March 12, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

USA Rare Earth, Inc.

Date: March 12, 2026	By:	/s/ Valerie Ford Jacob
Chief Legal Officer

3